

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2018

Patrick Dugan
Executive Vice President and Chief Financial Officer
Westinghouse Air Brake Technologies Corp
1001 Air Brake Avenue
Wilmerding PA 15148

      Re: Westinghouse Air Brake Technologies Corp
           Form 10-K For the Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 033-90866

Dear Mr. Dugan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Division of Corporation Finance
                        Office of Transportation and Leisure